UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-34799

BIQI INTERNATIONAL CORPORATION
(Translation of registrant's name into English)

Suite K, 12th Floor, Building A, Jiangjing Mansion

228 Yanjiang Ave., Jiangan District, Wuhan City

Hubei Province, China 430010

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 16, 2019, by resolutions adopted by the holders of more than a majority of the outstanding common shares of BIQI International Holdings Corporation (the “Company”), the Company removed all of the members of its Board of Directors other than Hanying Li (Chairman), Guolan Li and Zeng Min (a/k/a Jamie Tseng).

At a meeting of the Board of Directors held on April 17, 2019, the Board of Directors removed Mr. Xiaodong Zhang from his position as Chief Executive Officer of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIQI International Corporation

Date: April 17, 2019	By:	/s/ Hanying Li
Hanying Li Chief Financial Officer

3